Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	September 30, 2016	October 2, 2015
	(In millions, except ratios)
Earnings:
Net income	$160	$148
Plus: Income taxes	65	68
Fixed charges	46	49
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—
	$271	$265
Fixed Charges:
Interest expense	$44	$48
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	2	1
	$46	$49
Ratio of Earnings to Fixed Charges	5.89	5.41